

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   February 11, 2009

Ms. Lisa McDermott
Chief Financial Officer and Treasurer
Pall Corporation
2200 Northern Boulevard
East Hills, NY 11548

      Re: **Pall Corporation**
             Form 10-K for fiscal year ended
             Filed September 29, 2008
             File No. 001-04311

Dear Ms. McDermott:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3767.

                    Sincerely,

                    Pamela A. Long
                    Assistant Director